Market Vectors ETF Trust
335 Madison Avenue, 19th Floor
New York, New York 10017

February 15, 2013

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number

974	1/18/2013	485BXT	0001137360-13-000054
943	12/21/2012	485BXT	0001137360-12-000689
916	11/21/2012	485BXT	0001137360-12-000634
883	10/26/2012	485BXT	0001137360-12-000571
855	9/28/2012	485BXT	0001137360-12-000523
820	8/30/2012	485BXT	0001137360-12-000465
794	8/3/2012	485BXT	0001137360-12-000414
766	7/6/2012	485BXT	0001137360-12-000364
732	6/8/2012	485BXT	0001137360-12-000299
703	5/11/2012	485BXT	0001137360-12-000242
670	4/13/2012	485BXT	0001137360-12-000192
587	1/30/2012	485APOS	0000930413-12-000392

The Amendments relate to Market Vectors International US$ High Yield Bond ETF, a new series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2029. Thank you.

Best regards,

/s/ Jonathan R. Simon

Jonathan R. Simon
Vice President and Assistant Secretary